UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Meadow Valley Corporation _______________________________________________________________________________________________ (Name of Issuer)
Common Stock, $0.001 par value _______________________________________________________________________________________________ (Title of Class of Securities)
583185103 _______________________________________________________________________________________________ (CUSIP Number)

Steven Hill, 4005 Industrial Road, Las Vegas, Nevada 89103, Telephone 702-893-6557
_______________________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2000 _______________________________________________________________________________________________ (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), Rule 13d-l(b)(3) or (4), check the following box [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240-Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	296016 10 8 ________________	Page	2 _____	of	6 _____	Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Silver State Materials Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 476,100 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 476,100 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 476,100 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON* (See Instructions) CO

SCHEDULE 13D

CUSIP No.	296016 10 8 ________________	Page	3 _____	of	6 _____	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cyrus W. Spurlino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,800 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 47,800 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,800 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON (See Instructions) IA

          This Amendment No. 2 to Schedule 13D (this "Amendment") amends the Schedule 13D of Silver State Materials Corp., a Nevada corporation ("SSMC") and Cyrus W. Spurlino, an individual (together with SSMC, the "Reporting Persons"), as filed with the Securities and Exchange Commission on September 21, 2000 and as amended on December 8, 2000 (together, the "Schedule 13D"), with respect to their ownership of the common stock, $.001 par value, of Meadow Valley Corporation, a Nevada Corporation ("MVC"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 3.     Source and Amount of Funds or Other Compensation

          See response to Item 4, "Purpose of the Transaction."

Item 4.     Purpose of Transaction

          The Reporting Persons have acquired their respective shares of MVC's common stock for investments purposes and in the ordinary course of business. Through open market transactions, SSMC has acquired an additional 154,500 shares of MVC common stock as of December 15, 2000, increasing its holdings to 476,100 shares. The additional 154,500 shares of MVC common stock were purchased for an aggregate purchase price of $413,790.63 where such purchases were made with funds from cash on-hand.

          The additional shares of MVC common stock acquired by SSMC were purchased as follows:

Date	Shares	Price Per Share	Total Purchase Price	Date	Shares	Price Per Share	Total Purchase Price
______________________________________________				_______________________________________________
December 1, 2000	2,000	$ 2.69	$ 5,375.00	December 11, 2000	1,000	$ 2.50	$ 2,500.00
December 4, 2000	2,500	$ 2.69	$ 6,718.75	December 11, 2000	1,900	$ 2.63	$ 4,987.50
December 5, 2000	4,000	$ 2.69	$ 10,750.00	December 11, 2000	1,900	$ 2.69	$ 5,106.25
December 8, 2000	6,000	$ 2.69	$ 16,125.00	December 12, 2000	24,000	$ 2.69	$ 64,500.00
December 11, 2000	5,100	$ 2.56	$ 13,068.75	December 13, 2000	61,000	$ 2.69	$ 163,937.50
December 11, 2000	3,100	$ 2.53	$ 7,846.88	December 14, 2000	42,000	$ 2.69	$ 112,875.00
______________________________________________				_______________________________________________
Sub-Total	22,700		$59,884.38	Sub-Total	131,800		$ 353,906.25
				_______________________________________________
				Total	154,500		$ 413,790.63

          None of the Reporting Persons has any present plans or proposals with respect to MVC's common stock. The Reporting Persons intend to continue to acquire shares of MVC common stock in the open market, in privately negotiated transactions or otherwise until such time as market conditions or other conditions relevant to MVC would cause the Reporting Persons to act otherwise. However, each of the Reporting Persons intends to review, on a continuing basis, its investment in MVC, including MVC's business, financial condition and operating results and general market and industry conditions, and, based upon such review, may consider certain of the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. No assurance can be given that these Reporting Persons will do any of such transactions.

Item 5.   Interest in Securities of the Issuer

a-b.  Aggregate Beneficial Ownership.

	SSMC		Cyrus W. Spurlino		Total
	________________		________________		________________
	Presently Owned	%	Presently Owned	%	Presently Owned	%
	_________________		_________________		________________
Sole Voting Power	476,100	13.4%	47,800	1.3%	523,900	14.7%
Shared Voting Power	0	0.0%	0	0.0%	0	0.0%
Sole Dispositive Power	476,100	13.4%	47,800	1.3%	523,900	14.7%
Shared Dispositive Power	0	0.0%	0	0.0%	0	0.0%
	_________________		_________________		________________
Total Beneficial Ownership	476,100	13.4%	47,800	1.3%	523,900	14.7%

          If the Reporting Persons are deemed to constitute a group, the 523,900 shares of MVC common stock held by the Reporting Persons would represent approximately 14.7% of the total number of outstanding shares of MVC's common stock. Although SSMC disclaims beneficial ownership of the shares of MVC's common stock held by Mr. Spurlino, Mr. Spurlino will be deemed to beneficially own the shares of MVC's common stock held by SSMC since Mr. Spurlino serves as Chairman and Treasurer of SSMC.

          These percentages reflect the percentage share ownership with respect to 3,559,938 shares, the number of shares of MVC's common stock outstanding as of October 31, 2000, as reported by MVC in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2000.

Item 7.   Material to be Filed as Exhibits

          Cyrus W. Spurlino granted a power of attorney (the "Power of Attorney") in favor of Steven Hill solely with respect to: (i) the preparation and execution of this Amendment and all amendments thereto; (ii) the preparation and execution of any Form 4, any Form 5 and all amendments thereto; (iii) the filing of this Amendment, any Form 4, any Form 5 and all amendments thereto with the Securities and Exchange Commission; and (iv) the taking of any other action in connection with the foregoing. The Power of Attorney shall be filed as an amendment to this Schedule 13D as soon as practicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Silver State Materials Corp., a Nevada corporation
Dated: December 21, 2000	By:	/s/ Steven Hill __________________________________ Steven Hill, President

Cyrus W. Spurlino, an individual
Dated: December 21, 2000	By:	/s/ Steven Hill ___________________________________ Steven Hill, Attorney-in-Fact for Cyrus W. Spurlino, an individual